--------------------------------------------------------------------------------


                         [GREAT LAKES POWER INC. LOGO]


                        THIRD QUARTER 2001 INTERIM REPORT

--------------------------------------------------------------------------------

                             GREAT LAKES POWER INC.


           INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                   Highlights
--------------------------------------------------------------------------------

- Agreement reached to acquire a 127 megawatt ("MW") hydroelectric generating and transmission system in northern Maine, which will increase the company's total power generating capacity to over 1,100 MW and enhance its ability to market power in the increasingly integrated North American energy markets.

-        Construction continued on two hydroelectric generating facilities in
         Canada: the 45 MW High Falls redevelopment in northern Ontario and the new 30 MW Pingston Creek station in central British Columbia.

- Development work continues on five hydroelectric generating stations in Brazil, two of which are now under construction.

- 3,357 gigawatt hours of electricity were generated during the first nine months of 2001.

-        Net income for the first nine months of 2001 increased to $106 million.


-        GREAT NORTHERN ACQUISITION

On October 12, 2001, Great Lakes Power Inc. ("Great Lakes" or the "company") entered into an agreement to purchase from Great Northern Paper Inc. ("Great Northern") a hydroelectric generating and transmission system in northern Maine interconnected with the New England power grid, for US$156.5 million. The two parties also intend to enter into long-term supply and power sales agreements that will significantly enhance the company's energy marketing initiatives in New England and provide Great Northern with the ability to reduce the power costs of its pulp and paper operations.

The acquisition includes the following: (1) six hydroelectric generating stations located on the Penobscot River with a combined generating capacity of 127 MW; (2) eleven water storage dams that provide 300,000 MW hours of storage capacity, contributing to maximizing on-peak revenues from the hydroelectric system's annual average electricity production of 750,000 MW hours; (3) opportunities through capital investment to enhance the system's output and improve the reliability and efficiency of its generating units; and (4) marketing agreements for up to 15 years with Great Northern for the supply of energy and the sale of surplus power production from the 280 MW of combined generating capacity, consisting of the six acquired hydroelectric generating stations (130 MW) and Great Northern's thermal generating plant (150 MW). These agreements include a sharing arrangement for any cost savings realized by Great Northern or profits from the sale of surplus power.

This acquisition enhances the company's current initiatives in the New England power market by adding low-cost generation with direct access to the New England Power Pool ("NEPOOL"). Great Lakes will acquire the rights of way required to increase the system's interconnection capacity from its current limit of 20 MW to over 130 MW. The company has also agreed with Great Northern to jointly study the development of a new transmission line connecting Quebec with NEPOOL, using Great Northern's rights of way in northern Maine which extend to the Quebec border.

The acquisition will increase the company's total electricity generating capacity to 1,118 MW, comprised of 28 power plants, primarily low-cost hydroelectric facilities located in Ontario, Quebec, British

--------------------------------------------------------------------------------
1                                                         GREAT LAKES POWER INC.

--------------------------------------------------------------------------------

Columbia and Maine. The acquisition is expected to contribute to the company's earnings commencing January 2002.




--------------------------------------------------------------------------------
THIRD QUARTER 2001 INTERIM REPORT                                              2

--------------------------------------------------------------------------------

-        OPERATING RESULTS

The company's power operations generated 3,357 gigawatt hours ("GWh") of electricity during the first nine months of 2001 compared to 3,601 GWh during the same period in 2000. Lower generation from the company's operations in Ontario and Quebec was partly offset by higher generation in the southern United States and the acquisition of the Powell River hydroelectric facilities in British Columbia in February 2001.

Great Lakes Power Limited, the company's generating, transmission and distribution system in northern Ontario, generated 885 GWh of electricity in the first nine months of 2001, down from 1,063 GWh in the same period in 2000 due to lower winter and summer precipitation levels. The system's power sales for the first nine months of 2001, including power purchased externally to meet customer demand within its service area, were 1,710 GWh, similar to last year. The company's facilities upgrading program continues with the returbining of two units at the McPhail Generating Station on the Michipicoten River, adding four MW of capacity.

Great Lakes Hydro Income Fund generated a total of 1,050 GWh of power in the first nine months of 2001, down from 1,229 GWh in the same period of last year. This decrease reflects lower precipitation at the Fund's Lievre River operations in western Quebec, partly offset by the contribution of Powell River.

The company's other power operations in Canada and the United States generated 1,422 GWh of electricity in the first nine months of 2001, up from 1,309 GWh in the same period in 2000. Louisiana HydroElectric Power generated 601 GWh in the period, up from 466 GWh last year as water flows on the Mississippi River started to return to more normal levels after unusually dry conditions in 2000. Partly offsetting this improvement was lower generation at Pontiac Power due to lower winter precipitation levels in western Quebec.

-        FINANCIAL REVIEW

Great Lakes earned net income of $106 million for the nine months ended September 30, 2001 compared to $92 million in the same period of 2000.

Power revenues for the first nine months increased to $185 million in 2001 from $152 million in 2000. Revenue from Louisiana HydroElectric Power increased by $11 million as a result of higher power generation. Revenue from Lake Superior Power increased by $12 million as a result of higher prices for contracted natural gas sales. Revenue from the company's energy marketing operations, which commenced during 2000, increased by $7 million.

Income from Great Lakes' investments for the first nine months of 2001 decreased to $79 million from $84 million last year as a result of lower average interest rates.

Expenses for the first nine months increased to $158 million in 2001 from $144 million in 2000. Purchased power costs for the nine months increased by $19 million as a result of higher external power purchases by the company's northern Ontario power system to meet customer demands in its service area. Operating costs for the nine months increased by $4 million with the expansion of the company's operating assets. Taxes and other provisions for the nine months decreased by $10 million due mainly to lower federal and municipal tax rates.

Income for the three months ended September 30, 2001 increased to $38 million from $27 million in the same quarter of 2000. Revenues for the third quarter increased by $15 million to $85 million, mainly as a result of higher revenues from Louisiana HydroElectric Power due to improved water flows on the Mississippi River and from Lake Superior Power due to higher contracted gas sales. Expenses for the

--------------------------------------------------------------------------------
3                                                         GREAT LAKES POWER INC.

--------------------------------------------------------------------------------

quarter increased by $4 million to $47 million, due mainly to higher external power purchase costs partly offset by lower federal and municipal taxes.

Cash flow from operations for the nine months ended September 30, 2001 increased to $103 million from $100 million in the same period in 2000. Cash flow from operations for the three months ended September 30, 2001 increased to $40 million from $36 million in the same period last year. These increases were principally due to increased cash flow from Lake Superior Power.

-        CAPITAL INVESTMENT PROGRAM

Work progressed on a number of other development projects in Great Lakes' $500 million capital investment plan:

         High Falls, Ontario. Construction continues on the 45 MW, High Falls hydroelectric generating station on the Michipicoten River in northern Ontario. This $75 million redevelopment project is expected to be completed in the fourth quarter of 2002. Capital expenditures on the project during the three months and nine months ended September 30, 2001 were $8 million and $12 million, respectively.

         Pingston Creek, British Columbia. Construction continues on a 30 MW hydroelectric generating station near Revelstoke, B.C. in a 50/50 partnership with Canadian Hydro Developers Inc. This $45 million project is expected to be completed in mid 2002. Capital expenditures on the project during the three months and nine months ended September 30, 2001 were $4 million and $6 million, respectively.

         Sault Ste. Marie, Ontario/Michigan. Permitting and preliminary engineering are under way for a $30 million high voltage transmission interconnection to link the company's generating stations in Ontario with the neighbouring power grid in Michigan. This interconnection will have a capacity of up to 300 MW at 230 kilovolts and will enhance Great Lakes' ability to access U.S. energy markets to maximize the value of its power system.

         Brascan Energetica, Brazil. Development work continues for five new hydroelectric generating stations in southern Brazil, which have a total capacity of 81 MW. Construction is under way on two of these projects, the 30 MW Passo do Meio generating station in the State of Rio Grande do Sul and the 16 MW Pedrinho project in the State of Parana.

-        OUTLOOK

Precipitation levels are returning to normal in northern Ontario and western Quebec. This improvement, combined with the higher water flows already experienced on the Mississippi River and the use of hydrological insurance claims, should offset the impact of drier conditions earlier in the year. Through its capital investment plan, the company is aggressively seeking to increase returns as system improvements, new development projects and acquisitions are brought on stream.


/s/ Edward C. Kress
------------------------------------
Edward C. Kress
Chairman and Chief Executive Officer

October 24, 2001


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THIRD QUARTER 2001 INTERIM REPORT                                              4

--------------------------------------------------------------------------------

-        OPERATING STATISTICS


                        Electricity Generation and Sales
--------------------------------------------------------------------------------

                                                        THREE MONTHS ENDED SEPTEMBER 30   NINE MONTHS ENDED SEPTEMBER 30
gigawatt hours                                                2001             2000             2001            2000
--------------------------------------------------------------------------------------------------------------------
GENERATION

     Great Lakes Power Limited                                 255              296              885           1,063
     Great Lakes Hydro Income Fund:
         Lievre River, Quebec                                  245              359              841           1,229
         Powell River, British Columbia(1)                     103               --              209              --
     Other Power Operations:
         Lake Superior Power, Ontario(2)                       217              211              648             632
         Valerie Falls Power, Ontario                           11               15               39              39
         Pontiac Power, Quebec                                  32               54              134             172
         Louisiana HydroElectric Power                         135              136              601             466
                                                             -----            -----            -----           -----
TOTAL GENERATION                                               998            1,071            3,357           3,601
                                                             =====            =====            =====           =====

SALES

     Great Lakes Power Limited (3)                             538              538            1,710           1,718
     Great Lakes Hydro Income Fund:
         Lievre River, Quebec                                  245              322              841           1,250
         Powell River, British Columbia(1)                     103               --              209              --
     Other Power Operations:
         Lake Superior Power, Ontario(2)                       217              211              648             632
         Valerie Falls Power, Ontario                           11               15               39              39
         Pontiac Power, Quebec                                  36               53              136             169
         Louisiana HydroElectric Power                         131              132              582             452
                                                             -----            -----            -----           -----
TOTAL SALES                                                  1,281            1,271            4,165           4,260
                                                             =====            =====            =====           =====

(1) Results for year to date include the eight months since acquisition in February 2001.

(2)      Including electricity equivalents of contracted gas sales.

(3) Including power purchased externally to supply customer demand in the system's northern Ontario service area.

--------------------------------------------------------------------------------
5                                                         GREAT LAKES POWER INC.

--------------------------------------------------------------------------------

-        CONSOLIDATED FINANCIAL STATEMENTS

                     Consolidated Balance Sheet (unaudited)
--------------------------------------------------------------------------------

                                                                                       SEPTEMBER 30      December 31
millions                                                                                       2001             2000
--------------------------------------------------------------------------------------------------------------------
ASSETS

     Securities                                                                             $ 720.4          $ 661.3
     Loans and other receivables                                                              296.0            322.0
     Long-term investments                                                                    525.9            536.2
     Property, plant and equipment                                                          1,032.2            956.8
                                                                                           --------         --------
                                                                                           $2,574.5         $2,476.3
                                                                                           --------         --------

LIABILITIES

     Accounts payable and other                                                              $ 66.7           $ 76.4
     Mortgage bonds                                                                           423.3            393.5
     Term debentures                                                                          588.8            558.8
                                                                                           --------         --------
                                                                                            1,078.8          1,028.7

FUTURE INCOME TAX LIABILITY                                                                   107.6            104.4

MINORITY INTERESTS                                                                             94.0             94.2

SHAREHOLDERS' EQUITY  (Note 2)                                                              1,294.1          1,249.0
                                                                                           --------         --------
                                                                                           $2,574.5         $2,476.3
                                                                                           --------         --------


--------------------------------------------------------------------------------
5                                                         GREAT LAKES POWER INC.

                  Consolidated Statement of Income (unaudited)

                                                                   THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                       SEPTEMBER 30                  SEPTEMBER 30
millions, except per share amounts                                 2001           2000           2001           2000
--------------------------------------------------------------------------------------------------------------------
REVENUE

     Power operations                                            $ 58.6         $ 40.7         $184.6         $151.5
     Long-term investments                                         11.3           13.3           34.3           36.5
     Investment and other income                                   14.8           15.6           45.0           47.3
                                                                 ------         ------         ------         ------
                                                                   84.7           69.6          263.9          235.3
                                                                 ------         ------         ------         ------

EXPENSES

     Interest                                                      19.2           19.6           58.3           58.4
     Power and fuel purchases                                      14.0            6.1           55.7           36.7
     Operating costs                                                7.4            6.2           21.6           17.5
     Depreciation                                                   5.4            5.1           16.4           15.4
     Minority interests                                             0.8            1.2            3.1            3.1
     Income and other taxes                                          --            4.6            2.7           12.6
                                                                 ------         ------         ------         ------

                                                                   46.8           42.8          157.8          143.7
                                                                 ------         ------         ------         ------

NET INCOME                                                       $ 37.9         $ 26.8         $106.1         $ 91.6
                                                                 ------         ------         ------         ------

FULLY DILUTED NET INCOME PER COMMON SHARE                        $ 0.30         $ 0.22          $0.84         $ 0.73
                                                                 ------         ------         ------         ------


             Consolidated Statement of Retained Earnings (unaudited)
--------------------------------------------------------------------------------

                                                                    THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                          SEPTEMBER 30                  SEPTEMBER 30
millions                                                           2001           2000           2001           2000
--------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS

     Balance, beginning of period                                $424.9         $388.9         $397.8         $364.8
     Net income                                                    37.9           26.8          106.1           91.6
     Convertible debenture interest                                (3.6)          (4.7)         (12.3)         (13.0)
     Common share dividends                                       (16.3)         (16.3)         (48.7)         (48.7)
                                                                 ------         ------         ------         ------
     Balance, end of period                                      $442.9         $394.7         $442.9         $394.7
                                                                 ------         ------         ------         ------



--------------------------------------------------------------------------------
THIRD QUARTER 2001 INTERIM REPORT                                              6

                Consolidated Statement of Cash Flows (unaudited)
--------------------------------------------------------------------------------

                                                                   THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                      SEPTEMBER 30                  SEPTEMBER 30
millions                                                           2001           2000           2001           2000
--------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATIONS (Note 3)                           $ 40.0         $ 36.3         $103.1         $100.1
                                                                 ------         ------         ------         ------
FINANCING AND SHAREHOLDER DISTRIBUTIONS

     Borrowings                                                     1.8             --           27.5           50.0
     Debt repayments                                               (2.2)          (2.1)          (6.2)          (5.3)
     Convertible debenture interest                                (3.6)          (4.7)         (12.3)         (13.0)
     Common share dividends                                       (16.3)         (16.3)         (48.7)         (48.7)
                                                                 ------         ------         ------         ------
                                                                  (20.3)         (23.1)         (39.7)         (17.0)
                                                                 ------         ------         ------         ------
INVESTING

     Securities purchases                                            --             --          (52.5)         (50.0)
     Securities sales                                                --             --           10.2           20.6
     Loans and other receivables                                   11.2            7.4           58.4           43.5
     Property, plant and equipment                                (20.5)           5.2          (63.5)         (44.1)
     Other                                                         (6.1)         (16.6)          (3.5)         (40.8)
                                                                 ------         ------         ------         ------
                                                                  (15.4)          (4.0)         (50.9)         (70.8)
                                                                 ------         ------         ------         ------
CASH AND CASH EQUIVALENTS

     Increase (decrease)                                            4.3            9.2           12.5           12.3
     Balance, beginning of period                                  14.9            9.3            6.7            6.2
                                                                 ------         ------         ------         ------

     Balance, end of period                                      $ 19.2         $ 18.5         $ 19.2         $ 18.5
                                                                 ------         ------         ------         ------



--------------------------------------------------------------------------------
7                                                         GREAT LAKES POWER INC.

-        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements include the accounts of the company consolidated with the accounts of all its subsidiaries. Reference is made to the company's most recently issued Annual Financial Report, which included information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report. The company's accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements.

The quarterly financial statements are unaudited. Financial information in this Interim Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company's financial assets as well as gains realized on investment transactions.

2.       SHAREHOLDERS' EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

                                                                                      SEPTEMBER 30      December 31
millions                                                                                      2001             2000
-------------------------------------------------------------------------------------------------------------------
101,383,135 (2000 - 101,393,934) Common shares                                            $  603.5         $  603.5
Retained earnings                                                                            442.9            397.8
                                                                                          --------         --------
                                                                                           1,046.4          1,001.3
Subordinated convertible debentures                                                          247.7            247.7
                                                                                          --------         --------
                                                                                          $1,294.1         $1,249.0
                                                                                          --------         --------

The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%.

3.       CASH PROVIDED FROM OPERATIONS

                                                    THREE MONTHS ENDED SEPTEMBER 30  NINE MONTHS ENDED SEPTEMBER 30
millions                                                       2001            2000            2001            2000
-------------------------------------------------------------------------------------------------------------------
Net income                                                   $ 37.9          $ 26.8          $106.1           $91.6

--------------------------------------------------------------------------------
THIRD QUARTER 2001 INTERIM REPORT                                              8

Add non-cash items:
     Depreciation                                               5.4             5.1            16.4            15.4
     Hydrological provisions                                   (6.8)           (5.1)           (6.8)          (15.1)
     Equity income (loss) and other                             3.5             9.5           (12.6)            8.2
                                                             ------          ------          ------          ------
                                                             $ 40.0          $ 36.3          $103.1          $100.1
                                                             ------          ------          ------          ------




4.       COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the 2001 presentation.

5.       PRIVATIZATION

On February 28, 2001, the company's shareholders approved the going private transaction proposed by Brascan Corporation, its majority shareholder. The successor private company, established on March 2, 2001, continues the business of Great Lakes Power Inc. under the same name.

                               * * * * * * * * * *



Note: This Interim Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


--------------------------------------------------------------------------------
9                                                         GREAT LAKES POWER INC.

-        PROFILE

Great Lakes Power Inc. generates, transmits and distributes electricity in Ontario and Quebec, and has ownership and operating interests in other power generating facilities and developments in Canada, the United States and Brazil. Its production and development base currently includes 22 generating stations with an installed generating capacity of 991 megawatts.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (BNN: TSE,
NYSE).



                                 Production Base

                                                                           Generating     Generating       Installed
                                                            Ownership       Stations         Units          Capacity
                                                            ---------      ----------     ----------       ---------
                                                                                                         (megawatts)

Great Lakes Power Limited, Ontario(1)                          100%            12             22                 331

Great Lakes Hydro Income Fund (50%)
     Lievre River, Quebec(1)                                   100%             3             10                 238
     Powell River, British Columbia(2)                          50%             2              7                  82

Other Power Operations(5)
     Lake Superior Power, Ontario(3)                            50%             1              3                 110
     Valerie Falls Power, Ontario(2)                            65%             1              2                  10
     Pontiac Power, Quebec(2)                                  100%             2              7                  28
     Louisiana HydroElectric Power(2)                           75%(4)          1              8                 192
                                                            ---------      ----------     ----------       ---------
TOTAL                                                                          22             59                 991
                                                            ---------      ----------     ----------       ---------

(1)      Integrated hydroelectric power generating and transmission systems

(2)      Other hydroelectric generating stations

(3)      Natural gas-fired cogeneration plant

(4)      Residual interest

(5) In October 2001, the company entered into a purchase and sale agreement to acquire six hydroelectric generating stations in Maine with an aggregate installed capacity of 127 MW.


-        HEAD OFFICE

GREAT LAKES POWER INC.
Suite 4400, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

Telephone:        416-363-9491
Facsimile:        416-363-2856


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THIRD QUARTER 2001 INTERIM REPORT                                             10